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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                      For the Quarter ended March 31, 2000

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                              WILLIS GROUP LIMITED
                (Translation of registrant's name into English)


                      Ten Trinity Square, London EC3P 3AX
                    (Address of principal executive offices)

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          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F ____x____ Form 40-F ________

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                            Yes ________ No ____x____

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)
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                                       1

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                        (in millions of pounds sterling)
                                  (unaudited)


                                                            Three months ended
                                                                 March 31,

                                                             2000        1999

Operating revenues
Commissions and fees..................................         209.9       193.4
Interest and investment income........................           8.8         9.6
                                                           ---------   ---------
                                                               218.7       203.0
Operating expenses....................................        (178.4)     (171.9)
                                                           ---------   ---------
Operating income......................................          40.3        31.1
Share of profit of associates.........................           9.7         8.6
Interest receivable (Note 2)..........................          14.1        14.3
Interest payable......................................         (13.6)      (14.1)
                                                           ---------   ---------
Income before taxation................................          50.5        39.9
Taxation..............................................         (15.7)      (11.2)
                                                           ---------   ---------
Income after taxation.................................          34.8        28.7
Minority interests....................................           0.1        (0.7)
                                                           ---------   ---------
Net income (i)........................................          34.9        28.0
                                                           =========   =========
Net income per Ordinary Share (i).....................           7.3p        6.1p
                                                           =========   =========
Average number of ordinary shares outstanding (in
 millions) ...........................................         474.9       457.3
                                                           =========   =========



(i) A summary of the significant adjustments to net income that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 5 of Notes to Condensed Financial Statements.


          CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
                        (in millions of pounds sterling)
                                  (unaudited)


                                                            Three months ended
                                                                 March 31,

                                                             2000        1999

Net income............................................          34.9        28.0
Currency translation differences......................         (10.8)      (16.0)
                                                           ---------   ---------
Total recognized gains and losses (ii)................          24.1        12.0
                                                           =========   =========



(ii) A statement of Comprehensive Income under U.S. GAAP is set forth in Note 5 of Notes to Condensed Financial Statements.

   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                        (in millions of pounds sterling)
                                  (unaudited)


                                                  March 31,        December 31,
                                                     2000              1999

                                     ASSETS
Current assets
 Cash and short-term deposits...............             368.5             329.3
 Investments................................             314.9             294.5
 Receivables................................           4,505.0           3,878.6
                                                --------------    --------------
                                                       5,188.4           4,502.4
                                                --------------    --------------
Fixed assets
 Intangible assets..........................              30.6              30.1
 Tangible assets............................             133.4             135.7
 Investments................................              52.3              46.6
                                                --------------    --------------
                                                         216.3             212.4
                                                --------------    --------------
Total assets................................           5,404.7           4,714.8
                                                ==============    ==============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
 Trade payables.............................           3,687.6           2,985.6
 Corporate tax..............................              39.3              29.8
 Accruals and deferred income...............              58.5              72.8
 Bank loans and overdrafts..................               ---               1.6
 Other......................................             709.3             746.3
                                                --------------    --------------
                                                       4,494.7           3,836.1
                                                --------------    --------------
Noncurrent liabilities
 Bank loans.................................             275.2             270.1
 9% Senior subordinated notes due 2009......             341.3             334.6
 Other......................................              35.7              36.6
                                                --------------    --------------
                                                         652.2             641.3
                                                --------------    --------------

Provisions for liabilities and charges......             120.9             124.5

Minority interests..........................              10.7              11.1
                                                --------------    --------------
Total liabilities and minority interests....           5,278.5            4613.0
Shareholders' equity(ii)
 Share capital..............................              59.5              59.5
 Share premium..............................             118.0             118.0
 Revaluation reserve........................              14.9              14.9
 Retained deficit...........................             (66.2)            (90.6)
                                                --------------    --------------
                                                         126.2             101.8
                                                --------------    --------------
Total liabilities and shareholders' equity..           5,404.7           4,714.8
                                                ==============    ==============



(i) The balance sheet at December 31, 1999 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.
(ii) A summary of the significant adjustments to shareholders' equity that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 5 of Notes to Condensed Financial Statements.

   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENT OF CASHFLOWS
                        (in millions of pounds sterling)
                                  (unaudited)


                                                            Three months ended
                                                                 March 31,

                                                             2000        1999

Net cash inflow from operating activities.............          92.2       119.2

Dividends from associated undertakings................           0.4         ---

Returns on investments and servicing of finance
 Interest received....................................          22.6        13.6
 Interest paid........................................         (21.2)      (13.4)
 Bank fees on borrowings..............................           ---        (4.6)
                                                           ---------   ---------
                                                                 1.4        (4.4)
                                                           ---------   ---------

Taxation..............................................          (3.1)       (2.3)

Capital expenditure and financial investment
 Purchase of tangible fixed assets....................          (4.4)       (7.3)
 Sale of tangible fixed assets........................           0.8         ---
 Sale of fixed asset investments......................           ---         0.1
                                                           ---------   ---------
                                                                (3.6)       (7.2)
                                                           ---------   ---------
Acquisitions and disposals
 Purchase of subsidiaries.............................          (1.2)       (1.0)
 Purchase of associates...............................           ---       (11.1)
 Sale of subsidiaries.................................           ---         1.2
 Net cash transferred on purchase/sale of subsidiaries           ---         0.3
                                                           ---------   ---------
                                                                (1.2)      (10.6)
                                                           ---------   ---------

Cash flow before management of liquid resources and
 financing ...........................................          86.1        94.7

Management of liquid resources........................           5.9       (69.6)

Financing
 Amounts due from parent company......................          (4.2)       15.2
 Amounts due to parent company........................         (25.0)        ---
 Debt due within a year:
  Decrease in short-term borrowings...................           ---      (348.5)
 Debt due beyond a year:
  Increase in long-term borrowings....................           ---       327.2
                                                           ---------   ---------
                                                               (29.2)       (6.1)
                                                           ---------   ---------
Increase in cash......................................          62.8        19.0
                                                           =========   =========




The significant differences between the consolidated statement of cash flows presented above and that required under U.S. GAAP are described in Note 5 of Notes to Condensed Financial Statements.

   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                        (in millions of pounds sterling)
                                  (unaudited)

Note 1---Basis of preparation

     These condensed consolidated financial statements, which are unaudited, have been prepared in accordance with U.K. GAAP and the accounting policies described in the Company's audited consolidated financial statements for the year ended December 31, 1999. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.


Note 2---Interest receivable

     Interest receivable for the three months ended March 31, 2000 included interest of L13.9 million, receivable from the Company's parent company, Trinity Acquisition Limited ("Trinity").


Note 3---Reconciliation of operating income to net cash inflow from operating activities


                                                            Three months ended
                                                                 March 31,

                                                             2000        1999

Operating income......................................          40.3        31.1
Depreciation and amortization.........................           6.6         6.7
Increase in receivables...............................        (553.2)     (349.6)
Increase in payables..................................         598.3       427.9
Net movement on provisions............................           0.2         3.1
                                                           ---------   ---------
Net cash inflow from operating activities.............          92.2       119.2
                                                           =========   =========




Reconciliation of net cash flow to movement in net funds


                                                            Three months ended
                                                                 March 31,

                                                             2000        1999

Net funds at beginning of period......................         583.8       486.5
Net cash flow.........................................          62.8        19.0
Management of liquid resources........................          (5.9)       69.6
Financing ............................................          29.2        99.0
Currency exchange movements...........................          (5.8)       (8.7)
                                                           ---------   ---------
Net funds at end of period............................         664.1       665.4
                                                           =========   =========


                     WILLIS GROUP LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)
                        (in millions of pounds sterling)
                                  (unaudited)

Note 4---Reconciliation of movements in shareholders' equity


                                                            Three months ended
                                                                 March 31,

                                                             2000        1999

Net income............................................          34.9        28.0
New ordinary shares issued............................           ---        92.9
Goodwill written back on disposals....................           0.3         ---
Exchange adjustments..................................         (10.8)      (16.0)
                                                           ---------   ---------
Net increase in shareholders' equity..................          24.4       104.9
Shareholders' equity at beginning of period...........         101.8        89.0
                                                           ---------   ---------
Shareholders' equity at end of period.................         126.2       193.9
                                                           =========   =========




Note 5---Differences between accounting principles generally accepted in the United Kingdom and the United States

     The unaudited condensed consolidated financial statements are prepared in accordance with U.K. GAAP which differ in certain respects from U.S. GAAP. Summaries of the significant differences as they apply to the Company are set forth in Note 31 of Notes to the Company's Consolidated Financial Statements for the year ended December 31, 1999.

     The effect on net income, comprehensive income and shareholders' equity of applying the significant differences between U.K. GAAP and U.S. GAAP described above is summarized as follows:


Net income


                                                            Three months ended
                                                                 March 31,

                                                             2000        1999

Net income as reported in the consolidated statement
 of income ...........................................          34.9        28.0
Adjustments
Operating expenses---restructuring costs..............          (0.2)        ---
Goodwill..............................................          (4.8)       (5.0)
Revaluation of forward exchange contracts.............           0.2        (0.8)
Pension costs.........................................           4.4        (0.3)
Deferred taxes---effect of above adjustments..........          (1.5)        0.3
                                                           ---------   ---------
Net income as adjusted to accord with U.S. GAAP.......          33.0        22.2
                                                           =========   =========




Comprehensive income


                                                            Three months ended
                                                                 March 31,

                                                             2000        1999

Net income as adjusted to accord with U.S. GAAP.......          33.0        22.2
Other comprehensive income:
 Foreign currency translation adjustments.............           5.0       (16.0)
                                                           ---------   ---------
Comprehensive income..................................          38.0         6.2
                                                           =========   =========


                     WILLIS GROUP LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)
                        (in millions of pounds sterling)
                                  (unaudited)

Note 5 --- Differences between accounting principles generally accepted in the United Kingdom and United States (continued)


Shareholders' equity


                                                           Three months ended
                                                                March 31,

                                                            2000         1999

Shareholders' equity as reported in the consolidated
 balance sheet ......................................         126.2        193.9
Adjustments
Intangible assets:
 Goodwill---cost.....................................         852.5        825.6
 ---amortization.....................................         (33.0)       (11.1)
Current assets:
 Investments.........................................          (0.9)         0.8
 Receivables---forward exchange contracts............           0.9          1.9
Noncurrent liabilities:
Other---pension costs liability......................         (23.1)       (16.6)
Provisions for liabilities and charges:
 Surplus properties..................................           6.4          ---
 Deferred taxes---effect of above adjustments........           8.3          5.8
                                                         ----------   ----------
 Shareholders' equity as adjusted to accord with U.S.
 GAAP ...............................................         937.3      1,000.3
                                                         ==========   ==========



The categories of cashflow activity under U.S. GAAP can be summarized as follows:


Consolidated statement of cash flows


                                                            Three months ended
                                                                 March 31,

                                                             2000        1999

Cash inflow from operating activities.................          90.7       112.5
Cash inflow of investing activities...................          10.5         8.1
Cash (outflow) of financing activities................         (30.6)       (8.5)
                                                           ---------   ---------
Increase in cash and cash equivalents.................          70.6       112.1
Effect of foreign exchange rate changes...............           4.5         5.0
Cash and cash equivalents at beginning of period......         540.9       499.9
                                                           ---------   ---------
Cash and cash equivalents at end of the period........         616.0       617.0
                                                           =========   =========


                     WILLIS GROUP LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)
                        (in millions of pounds sterling)
                                  (unaudited)

Note 6 --- Willis North America Inc. and Willis Partners

     Willis North America Inc. is a wholly-owned subsidiary of Willis Partners, of which Willis Group Limited is the 99.9% general partner and Willis Faber UK Group Limited, a wholly-owned subsidiary of Willis Group Limited, is the 0.1% general partner. Willis Group Limited and Willis Partners have jointly and severally, fully and unconditionally, guaranteed the $550 million 9% Senior Subordinated Notes ("the Notes"), issued by Willis North America Inc.

     Willis North America Inc. prepares its financial information in accordance with U.K. GAAP. Willis Group has not presented separate financial statements for Willis North America Inc. because management has determined that such information is not material to holders of the Notes. Summarized financial information under U.K. GAAP relating to Willis North America Inc. is as follows:


                                                            Three months ended
                                                                 March 31,

                                                             2000        1999

Total operating revenues..............................          91.6        88.1
Operating income......................................           6.8         6.1
Net income............................................           5.1         1.1
                                                           =========   =========




                                                                   December 31,
                                                March 31, 2000         1999

Current assets..............................           1,890.8           1,880.9
Fixed assets................................              75.5              70.8
                                                --------------    --------------
                                                       1,966.3           1,951.7
                                                ==============    ==============

Current liabilities.........................           1,820.3           1,816.4
Noncurrent liabilities......................              52.5              48.6
Shareholders' equity........................              93.5              86.7
                                                --------------    --------------
                                                       1,966.3           1,951.7
                                                ==============    ==============



     Willis Partners, formed on November 11, 1998, has no assets other than the capital stock of Willis North America Inc. and conducts no business other than the holding of such capital stock. Willis Group has not presented separate financial statements or summarized financial information for Willis Partners because management has determined that such information is not material to holders of the Notes.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Summary

     Income before taxation increased by 27% in the quarter to L50.5 million compared with L39.9 million a year ago and net income increased by 25% to L34.9 million.

     Proforma adjusted constant currency EBITDA (earnings before interest, tax, depreciation and amortization) was L62.3 million for the first quarter compared with L52.8 million in the same quarter of 1999, an increase of 18%.


Operating Revenues

     Operating revenues increased by 8% to L218.7 million in the first quarter of 2000 compared with L203.0 million in the corresponding period of 1999. All business units reported revenues ahead of the same period a year ago. There was a small adverse impact from movements in foreign currency exchange rates and operating revenues were up by 9% in constant currency terms. Adjusting for the effect of acquisitions in Mexico and Venezuela, which occurred towards the end of 1999, operating revenues were 7% higher.

     Revenue growth reflects new clients and increased orders, combined with flat or firming rates in certain areas.

     In constant currency terms, Global Specialities' revenues were up by 18% and Reinsurance by 19% with more modest increases being reported by North American operations up 4% and UK Retail up 2%. International's revenues were 12% higher in constant currency terms although, adjusting for acquisitions, revenues were broadly unchanged on a like-for-like basis.


Operating Expenses

     Operating expenses increased by 4% to L178.4 million in the first quarter of 2000 compared with the corresponding period in 1999. There was no significant impact from foreign currency exchange rate movements. Adjusting for acquisitions, and excluding non-recurring bank fees incurred in the first quarter of 1999, the increase in operating expenses was also 4%.


Associates

     The Group's share of income before taxation from associates increased by 13% to L9.7 million in the first quarter compared with a year ago. Gras Savoye, in which the Group has a 33% interest, was the principal contributor to this increase.


Liquidity and capital resources

     The Group's cash and liquid resources, net of loans and overdrafts, were L664.1 million at March 31, 2000 up from L583.9 million at December 31, 1999. The Group's $150 million revolving credit facility remains undrawn.


Differences between U.K. GAAP and U.S. GAAP

     Net income under U.S. GAAP for the three months ended March 31, 2000 of L33.0 million, compares with net income under U.K. GAAP of L34.9 million. The principal differences relate to the amortization of goodwill and pension expense.


Quantitative and qualitative disclosures about market risk

     There have been no material changes in the first quarter of 2000.


Forward looking information

     Forward-looking statements in this quarterly report are made pursuant to the safe-harbor provisions of the Securities Litigation Reform Act of 1995 including Section 21E(c) of the Securities Exchange Act of

1934. Such statements should be taken as the informed perspective of senior management of the Company on possible future performance. Actual results could differ materially from management's expectations because of many reasons, including continued deterioration of the rating environment in the insurance markets; loss of major accounts; regulatory and competitive conditions; unexpected liabilities; further consolidation among insurance markets or major insurance brokers; or fluctuation of exchange rates and interest rates.

May 15, 2000

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            WILLIS GROUP LIMITED


                            By: /S/ THOMAS COLRAINE
                            ----------------------------------------------------
Name: Thomas Colraine
Title: Group Finance Director

Date: May 15, 2000

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